

September 17, 2013

<u>Via E-mail</u>
Frank M. Reynolds
Chief Executive Officer
Invivo Therapeutics Holdings Corp.
One Kendall Square
Suite B14402
Cambridge, MA 02139

      Re: **Invivo Therapeutics Holdings Corp.**
           Form 10-K for the Fiscal Year Ended December 31, 2012
           Filed March 12, 2013
           File No. 000-52089

Dear Mr. Reynolds:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Martin James

                    Martin James
                    Senior Assistant Chief Accountant